# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FB Financial Corporation, CIK 0001649749
CUSIP: 30257X104
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 1221 Broadway, Suite 1300, Nashville, Tennessee (TN), 37203
Date of event which requires filing of this statement: 04/17/2026
Amends the filing with accession number 0001123292-25-000663
Filed by CIK 0001703295
Persons authorized to receive notices and communications: Estate of James W. Ayers, c/o James Jonathan Ayers, 450 Tennessee Ave, Suite 101, Parsons, Tennessee (TN), 38363, 615-866-5434; James Jonathan Ayers, Co-Executor Estate of James W. Ayers, 450 Tennessee Avenue, Suite 101, Parsons, Tennessee (TN), 38363, 615-866-5434; James Austin McPherson, Co-Executor Estate of James W. Ayers, 6 N. Gill Street, Hazelhurst, Georgia (GA), 31539, 615-866-5434

## Reporting persons
- Estate of James W. Ayers (CIK 0002069230): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,051,841; shared voting power 0; sole dispositive power 4,801,841; shared dispositive power 0; aggregate amount beneficially owned 7,051,841 (13.7% of the class)
  Comment: The percentage of the Issuer's outstanding shares of Common Stock, par value $1.00 per share ("Common Stock") represented by the aggregate number of shares of Common Stock reported as beneficially owned by the reporting persons (the "Reporting Persons") in this Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is based on the Issuer's outstanding shares as of March 31, 2026, as disclosed in the Issuer's earnings release issued April 13, 2026. See Item 5. This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on May 9, 2025, as amended by Amendment No. 1 filed on November 18, 2025 (as amended, the "Schedule 13D"), relating to the Reporting Persons' ownership of the Common Stock.
- Ayers J. Jonathan (CIK 0001703295): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 17,692; shared voting power 7,069,533; sole dispositive power 17,692; shared dispositive power 4,819,533; aggregate amount beneficially owned 7,069,533 (13.7% of the class)
  Comment: The percentage of outstanding Common Stock represented by the aggregate number of shares of Common Stock reported as beneficially owned by the Reporting Persons in this Amendment No. 2 is based on the Issuer's outstanding shares as of March 31, 2026, as disclosed in the Issuer's earnings release issued April 13, 2026. See Item 5.
- James Austin McPherson (CIK 0002068430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 11,584; shared voting power 7,063,425; sole dispositive power 11,584; shared dispositive power 4,813,425; aggregate amount beneficially owned 7,063,425 (13.7% of the class)
  Comment: The percentage of outstanding Common Stock represented by the aggregate number of shares of Common Stock reported as beneficially owned by the Reporting Persons in this Amendment No. 2 is based on the Issuer's outstanding shares as of March 31, 2026, as disclosed in the Issuer's earnings release issued April 13, 2026. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: FB Financial Corporation
Address of issuer's principal executive offices: 1221 Broadway, Suite 1300, Nashville, Tennessee (TN), 37203
Comment: This Amendment No. 2 relates to the Common Stock, and amends and supplements the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D. There are no changes to the Schedule 13D except as set forth in this Amendment No. 2.

## Item 4. Purpose of Transaction
Purpose of transaction:
The second paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each of James Jonathan Ayers and James Austin McPherson acquired and presently holds the shares of Common Stock that he beneficially owns directly for individual investment purposes. Other than as described in this Item 4, or otherwise in this Statement, neither James Jonathan Ayers nor James Austin McPherson (individually or in his capacity as co-executor of the Estate of James W. Ayers (the "Estate")) currently has any plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D other than distributing shares of Common Stock to the beneficiaries of the Estate in accordance with the terms of James W. Ayers' estate plan. In the foregoing capacities, each of Mr. Ayers and Mr. McPherson reserves the right, in light of his future evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other relevant factors, to change his plans and intentions at any time and may, from time to time, dispose of or acquire additional shares of Common Stock in the open market or in private transactions, which may include sales for the purpose of diversifying investments, tax and estate planning purposes or family or charitable gifts.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The Estate beneficially owns an aggregate of 7,051,841 shares, James Jonathan Ayers 7,069,533 shares, and James Austin McPherson 7,063,425 shares, or in each case 13.7%, of the Issuer's outstanding Common Stock based on 51,418,024 shares of Common Stock issued and outstanding as of March 31, 2026, as disclosed in the Issuer's earnings release issued April 13, 2026. James Jonathan Ayers and James Austin McPherson each disclaims beneficial ownership of the shares of the Issuer's Common Stock owned by the Estate. James Austin McPherson also disclaims beneficial ownership of the shares of Common Stock owned by the McPherson Entities.
Number of shares as to which each person has sole or shared power to vote or dispose: The Estate directly holds and has sole dispositive power over 4,801,841 shares of Common Stock and has sole voting control over 7,051,841 shares of Common Stock reported in this Statement. Each of James Jonathan Ayers and James Austin McPherson, solely in his capacity as a co-executor of the Estate, share dispositive power and voting control over the shares of Common Stock as to which the Estate has sole dispositive power and voting control. James Jonathan Ayers has sole voting and dispositive power over a further 17,692 shares of Common Stock reported in this Statement and James Austin McPherson has sole voting and dispositive power over a further 11,584 shares of Common Stock reported in this Statement. Due to the fact that the record date for the Issuer's 2026 Annual Meeting of Shareholders to be held on May 21, 2026 (the "Annual Meeting") was March 27, 2026, the Estate, and each of James Jonathan Ayers and James Austin McPherson, solely in his capacity as a co-executor of the Estate, retain voting control over the 2,250,000 shares described in Item 5(c) for the purposes of the Annual Meeting, but such voting control will be extinguished at the conclusion of the Annual Meeting.
Transactions in the class effected during the past sixty days: On April 17, 2026, the Estate distributed 2,250,000 shares of Common Stock, without consideration, to beneficiaries of the Estate.

## Signatures
- Estate of James W. Ayers: /s/ James Jonathan Ayers, James Jonathan Ayers, Co-Executor (04/21/2026)
- Ayers J. Jonathan: /s/ James Jonathan Ayers, James Jonathan Ayers (04/21/2026)
- James Austin McPherson: /s/ James Austin McPherson, James Austin McPherson (04/21/2026)